Exhibit 23.5

Zurich, 21 March 2016

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-204908), as amended, and the related prospectuses and the related prospectuses of UBS AG for the registration of debt securities, warrants, and preferred securities and to the incorporation by reference therein of our reports dated 10 March 2016, with respect to the consolidated financial statements of UBS AG, and the effectiveness of internal control over financial reporting of UBS AG, included in its Annual Report (Form 20-F) for the year ended 31 December 2015, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue	/s/ Troy J. Butner
Name: Marie-Laure Delarue	Name: Troy J. Butner
Title: Licensed Audit Expert	Title: Certified Public Accountant (U.S.)